SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

March 27, 2003

Comisión Nacional Supervisora
de Empresas y Valores
CONASEV

Reference: Material Event

Dear Sirs:

Our company,  Credicorp Ltd.  (NYSE:  BAP) in accordance  with article 28 of the
Peruvian Capital Market Law, and the CONASEV  resolution N°  107-2002-EF/94.10.0
(The Rule), hereby notify you of the following “Material Event”:

The Board of Directors of Credicorp  Ltd. has approved the Corporate  Governance
Policy,  which  contains  General  Rules and  Control,  Disclosure  Controls and
Procedures,  Audit Committee charter, and Code of Ethics according to Sarbanes –
Oxley Act.

Additionally,  the Board has  elected  Mr.  Fernando  Palao  Alvarez,  Corporate
Secretary as Credicorp Security Representative

Enclosed  you  will  find a  brief  summary  of the  document  approved  for the
Corporate Governance Policy.

Sincerely,

Fernando Palao
Credicorp Security Representative
Credicorp Ltd.

Corporate Governance Policy – Credicorp

Protocol
Index

The present  document  presents  the policy of  regulative  disclosure,  general controls and code of ethics that must be considered by the corporate personnel

1.   Policy

     General Policy
     Control Policy – Sarbanes Oxley Act
     Control Policy – Internal Control Environment
     Control Policy – Disclosure Controls and Procedures
     Audit Committee Policy
     Code of Ethics

2.   Forms

     Incidence Report
     20-F Certification

Corporate Governance Policy – Credicorp

Policy
General Policy

1.   General Rules

a)   Embrace  organizational   dimension  of  Credicorp  relating  to  policies,
     functional structure, and procedures
b)   Respond  to  the  policies  that  are  released  by  shareholders  and  are
     considered   by  the  Board  of  Directors  in  order  to  be  applied  for subsidiaries of Credicorp
c)   Respond to  dispositions  that affect to  Credicorp  as a whole  entity and those national  dispositions that affect particularly to those subsidiaries in its original country
d)   Guarantee  that those  subsidiaries  will operate under  parameters for the
     Credicorp consolidation so that its development will show an organizational behavior according with Institutional Values
e)   Establish those policies...
f)   Should be complied by Directors, Chief Officers,  Officers and Employees of
     Credicorp and its subsidiaries

2.   Key Roles

a)   Credicorp Shareholders:  Acting as investors, they should communicate their expectancy  to the Board of Directors  so that,  according  with  policies,
     Credicorp Administration should be aware for its execution and fulfillment
b)   International  and  National  Entities  of  Control:  Acting as  supervisor entities,  they  should  issue and  communicate  agreements  that are to be accomplished  by  Credicorp  and its  subsidiaries  relating  with  its own business, internal control and operations
c)   Subsidiaries'  Management,  Officers and  Personnel:  According  with their responsibilities  and  functional  tasks,  they would  establish and manage their own policies and procedures, in compliance with Credicorp policies
d)   Suppliers:  They could be considered by a contract and should perform their
     duties   considering   corporate    dispositions   according   with   their
     responsibilities
e)   Clients:  As final users of products  and services  offered by  Credicorp's
     Subsidiaries,  Clients  will be those  who gain with the  corporate  policy available up to that moment

3.   Responsibilities

a)   Functional:   Strategic  Policy,  Organizational  Structure  of  Credicorp,
     andresponsibilities   and  general  and   specific   attributes   for  each
     subsidiary.
b)   Financial  Business:  Financial  Business Policy developed by Credicorp and
     Subsidiaries
c)   Management:  Procedures  and  Responsibilities  that imply  management  and administration in Credicorp
d)   Control:  Policies  relating with Internal Control System,  and supervision levels in Credicorp and Subsidiaries,  in order to guarantee efficiency and effectiveness  to achieve  transparency in general business and consolidate great image to shareholders, clients, employees, suppliers and community.

Corporate Governance Policy – Credicorp

Policy
Control Policy – Sarbanes Oxley Act

1.   Credicorp Obligations under United States Federal Securities registry

a)   Credicorp is  obligated  to show  evidence of  transparency  in  conducting business
b)   Credicorp should adequate its performance according with these principles:
     •    Management and Control with  responsibility  and fulfilling  Credicorp
          Rules
     •    Oriented to create added value involving economic agents
     •    Strong  liaison among  Corporate  administration,  Board of Directors,
          Shareholders,  and other economic agents so that to maintain  constant business interest on the Company
     •    Management  structure that  guarantee to set up clear goals,  means in order to achieve them, and the follow up process of this goals
     •    Transparency,  corporate equity and accomplishment of responsibilities that  strengthen  appropriate  disclosure,  clear,  fast and proper of every relevant fact or interest to third party

2.   Environmental Responsibility

3.   Disposal of Financial Statements Reports

4.   Audit Committee

5.   External Auditing Firms

6.   Personal Loans to Directors, Executives and Officers

7.   Restrictions to Director, Executives and Officers

8.   Documents Preservation Rule

Corporate Governance Policy – Credicorp

Policy
Control Policy – Internal Control

1.   Credicorp Responsibilities

2.   Management Assessment of Internal Controls

     a)   Objectives
     b)   Internal Control System
     c)   Risks Analysis
     d)   Control Activities
     e)   Supervision
     f)   Communication and Information

3.   Policies to mitigate frauds incident

Corporate Governance Policy – Credicorp

Policy
Control Policy – Disclosure Controls and Procedures

1.   Responsibilities established in Certifications - Sarbanes - Oxley Act

a)   Executives  and Officers of each  subsidiary and its CEO in order to comply with  what  is  required  by  section  3 (a)  of  Disclosure  Controls  and
     Procedures  of  Sarbanes  - Oxley Act in  accordance  with  procedures  and controls for financial reporting must apply the following procedures:
     •    Certificate  procedures  that lead to  present an  adequate  financial statements and operational profit and loss of the company
     •    State  the   responsibility   of  management  for   establishing   and
          maintaining an adequate  internal control structure and procedures for financial reporting
     •    Release information of Material Events precisely, adequately

2.   Disclosure Controls and Procedures

a)   Accounting  Policies must be adequately  disclosed and explained trying its consistency and uniformity be through out the time
b)   Disclosure Controls and procedures shall have the following:
     •    Adequate Information
     •    Include controls and procedures to assure the information,  which will be published, be identified as adequate
     •    Allow adequate  decisions in whole Credicorp's  structure levels based on information disclosure

3.   Material Events

a)   CEO's  Executives and General  Managers of each subsidiary must communicate
     Material events to CFO's and Chief Accounting Officer of Credicorp
b)   Material Events shall be considered the following:
     •    Those events that have main impact on the corporate performance
     •    Events that fairly affect the corporate structure and policy or,
     •    Events  that make  influence  over  investors  in order to alter their decisions on investments or not, in a variety of financial instruments issued by Credicorp or its subsidiaries

c)   Among those events that must be  communicated,  as soon as they occur or as they are acknowledge, will be those changes or facts related with:
     •    Juridical structure
     •    Composition of the organizational Executive chart
     •    Corporate performance
     •    Financial statements and Annual Report
     •    Capital share

Corporate Governance Policy – Credicorp

Policies
Audit Committee Policies

1.   Functions

1.1  Functional  Responsibility

The Audit Committee,  by delegation of the Credicorp's Board of Directors,  will support and follow up the accomplishment of the present rule.

1.2  General Functions

a)   Maintain informed Credicorp's Board of Directors about the following:
     •    Internal Procedures and policies
     •    Problems detected on the internal administration and control
     •    Application of the corrective measures in order to attain observations made by the  external  audit firm,  Regulative  organizations  and the
          Internal Audit Unit of Credicorp, represented by the Audit Division of
          Banco de Crédito del Perú
b)   Supervise  the  accomplishment  of the  domestic  and  international  legal requirements according to case by case
c)   Shall be responsible to designate, set up its salary and supervise the work done by the External Audit firm
d)   Supervise  activities  and  functions  of the  Internal  Audit Unit and the
     External  Audit firm,  as to determine  their  independence  in relating to those  activities they both audit and verify the scope of their job satisfy
     Credicorp's internal controls necessity
e)   Solicit and review supporting documentation and Credicorp's Chief Financial and Accounting  Officer reports that will be attached to 20-F annual report referred to:
     •    An evaluation of the internal control system affectivity
     •    Financial disclosure validity
     •    Additional service given by the External Audit firm
f)   Obtain the Credicorp  External  Audit report in which the Internal  Control
     System is evaluated
g)   Contract with legal, accountant consultants and those who it might consider adequate  in order to develop its  functions,  as to it should have its own budget for this purpose
h)   Approve,  previously and in what it is permitted,  any other job or service required to the external audit firm
i)   Establish  and maintain  adequate  mechanisms to process  claims,  internal sues,  and  information  with  respect to  irregular  registry,  frauds and violations to the Securities Law
j)   Prepare  annual and periodic  reports to the Board of  Directors  about the main tasks made under its management performance
k)   Review with the External Audit firm and the  Credicorp's  management  those reports  sent to SEC and  other  competent  authorities  previously  to its submitting
l)   Maintain periodic and separated meetings with:
     •    Executive managers
     •    Credicorp Audit unit
     •    External Audit firm

m)   Analyze  with the  External  Audit  firm  the  terminology  content  in the correspondence  that is submitted  to  Credicorp's  Administration  and its respectively response
n)   Review  the  Internal  Audit Unit  reports  and the  measures  taken by the
     Administration responding to observations consigned on those reports
o)   Review the Risk Administration Policy with Credicorp's Administration
p)   Authorize  exceptions and exonerates  respecting loans and credits given to
     Directors, Managers and Officers

1.3  Internal Control Functions

a)   Supervise the internal control system guarantying the designed procedure:
     •    Cover reasonable the whole assets
     •    Consider those controls to verify  transactions  are being  adequately authorized and registered
b)   Be alert of the existence and maintenance of controls that are necessary as to  avoid  Credicorp  be  utilized  in  illicit  activities,  specially  in activities such as Asset clean
c)   Coordinate  permanently  with the Internal Audit Unit and with the External
     Audit firm the Internal Control System efficiency
d)   Evaluate  in  those  reports  whether  the   Administration  has  implanted
     recommendations  and  suggestions  as  result  of  the  evaluations  of the internal  control  system  executed by Internal Audit Unit and the External
     Audit firm
e)   Supervise the fulfillment of the Code of Ethics of Credicorp
f)   Be involved in analyzing  deficiencies  in the internal  control system and administrative fraud

1.4  Financial Control Functions

a)   Screening:
     •    Financial administration and accounting
     •    Financial Statements integrity, and
     •    Credicorp's process of Audit, Accounting and Finance reports
b)   Evaluate the most important aspects of:
     •    Accounting principles
     •    Financial Statements submitting, including to:
          The  most significant changes made to the accounting principles
          The  company adequacy to the internal controls
          Any  measure adopted against material control deficiencies
c)   Evaluate the analysis made by the administration  and/or by the independent auditor  mainly  in  issues  such as:
     •    Significant Financial reports
     •    Opinions made regarding with financial statement preparation
     •    Analyze  the  effects of the US GAAP  (Generally  Accepted  Accounting
          Principles) on the Financial Statements
     •    Operations that does not appear in the Company's Financial Statements
d)   Solicit  to  the  External   Audit  firm  reports  that  are  related  with
     significant accounting policies and alternatives to be implanted
e)   Guarantee Credicorp's financial report
     •    Be Transparent
     •    Respond to the revelations assumed
     •    Count on essential  controls and adequate  instruments  to verify that financial statements reveal Credicorp's actual situation and the value of its assets
f)   Acknowledge and evaluate:
     •    Company's Financial Statements draft
     •    External auditors' opinion of the financial statements
     •    Annual  Internal  Audit plan and External  Audit plan, and many others important and significant to Credicorp
g)   Review the quarterly financial statements
h)   Discuss the annual audited financial statements and financial statements of each period with  Credicorp's  administration  and with the external  audit firm including the analysis of financial results
i)   Solve any disagreement  generated  respecting  financial  statement reports between External Auditors and Credicorp's administration
j)   Review along with the members of financial  administration  and independent auditors  those  reports  to be  submitted  to SEC  and  other  competitive authorities

2.   Audit Committee Functions

2.1  Organizational Structure
a)   Members:
     •    At least 4 members of the Board
     •    One of the members shall be the President
     •    Among others will be elected one Secretary and Deputy Secretary
b)   Requisites:
     •    Must be "independent" officers of Credicorp
     •    In the absence of an Audit Committee,  it will be considered the whole
          Board of Directors as to assume its  functions.  The Committee will be
          integrated  by  Directors,   but  only  by  Independent  directors  of
          Credicorp
     •    According  to Sarbanes  Oxley Act, no later that April 26th,  2003 all the members of the Audit  Committee  shall be  "independents",  in the sense  that they  should  not  perceive  any  additional  salary  from
          Credicorp, unless such salary as Directors and/or committee member
     •    Must be financial expert and have basic knowledge of accounting, which will be evaluated by the Board of Directors  based on his/her  studies and experiences in this business field
     •    According to Sarbanes Oxley Act, no later than January 26th,  2003, it must be declared  that at least one of the members of the committee be an expert in finance
c)   Period:
     •    It  should  be for 3 years,  being  able to be  relected  in a row for similar periods of time
d)   Election:
     •    The Board of Directors should elect them in its annual meeting
     •    In case of  vacancy  from one of the  members,  will be named  another succesor
e)   The following are not allowed to be members of the Audit Committee:
     •    Employees,  being  Directors  work for Credicorp and are Executives or
          Officers from any subsidiary
     •    Directors  as  Shareholder,  partner  or  Executive  officers  of  any subsidiary of Credicorp
     •    Directors that have close relationships with Credicorp

2.2  About meetings

a)   Meetings will be held at least 4 times a year or more depending on:
     •    Internal Control System deficiencies
     •    Important policy changes to the entity
b)   It may be required the presence of the Administration members or others
c)   Meetings  should be held at least one time a year with the  Administration,
     Chief  Internal  Audit Unit from each  subsidiary or  Credicorp's  Internal
     Audit Responsable along with the External Audit firm in separate sesions
d)   The  Committee  or at  least  its  President,  shall  hold a  meeting  with
     Independent  auditors  and  Administration  on  quarterly  basis to discuss corporate finance
e)   Agreements  adopted  on  meetings  shall be  signed  in a minute  which its holding will be in charge of the Committee Secretary

2.3  External Audit firm

a)   According to Sarbanes  Oxley Act, it is not  permitted to hire a person who
     may  cover  job  positions  such  us  General  Manager,   Controller,  CFO,
     Accountant Manager for Credicorp or its subsidiaries.  Additionally,  it is also not  allowed  that if this  person  have  been  part or  member of the
     External  Audit  firm of  Credicorp  in the year  before the  auditing  was performed.
b)   The Audit  Committee  shall approve  previously,  any other service and the auditing service as well, the External Audit firm might offer.
c)   The External  Audit firm must report in a regular  basis to the  Committee, the following:
     •    Important Accounting and Practices policies to be performed
     •    Alternative financial report discussed with administration
     •    Any  other   communication   system  between  the  auditing  firm  and
          Credicorp's administration

2.4  Protecting filing of complaints

a)   Those who may file a complaint will be protected, without any restriction
b)   Fraud:  Includes  employees  involved in illicit activities that affect the company

Corporate Governance Policy – Credicorp

Policies
Code of Ethics

1. Persons involved

Directors,  Chief Executives,  Chief Financial and Accounting Officer, Managers,
Executive Officers,  and employees of Credicorp and its subsidiaries must comply with the following:

•    Achieve high standard levels  professionally in order to follow the code of ethics
•    Obey  and  adhere  to the law of those  countries  in  where  Credicorp  is operating

2.   Objectives

Serve as a guide to all employees in order to maintain a code of ethics in their job  performance  Reflect our cultural  identity and our commitment  assumed for customers and market in where we participate as well as our values

3.   Ethics Principles

a)   Be aware of the Code of Ethics objective and our business sector
b)   Contribute  with  Credicorp in its  strategic  endeavors,  consolidate  its leadership in activities in which are involved,  offer an excellent quality service and try to achieve clients satisfaction
c)   Maintain a perfect reputation, Social and entrepreneurial responsibility of
     Credicorp by disclosing honest, legal and transparent earnings and profits
d)   Compete  honestly  and legally  with great  justice  criteria  according to ethical and efficient practices
e)   Avoid obtaining  illegal  advantages by means of manipulation,  concealment and privilege  information  abuse,  material event  distortion or any other unfair and intentional business practice
f)   Guarantee  that  financial  reports  issued be  transparent,  complete  and conclude to appropriate issues
g)   Highlight   that  the  work  done  imply  value   practices  of  integrity,
     confidentiality  and as well as respect and appreciation to human beings in their privacy, individuality and dignity.
h)   Consider  unacceptable  any attitude related with prejudice such us racial, religious  or social,  of sex and  color,  age  disabilities,  or any other discriminatory consideration

4.   Principles related with other people

5.   Audit Committee of Credicorp

Acting as  entity  responsible  for the  application  of the Code of Ethics  the following should be considered:
a)   Rule and moderate  practices  according to maximum ethical standards within
     Credicorp
b)   Constantly  evaluate pertinence and updating of this Code of Ethics as well as to disclose and publish these standards
c)   Apply sanctions of being the case
d)   Evaluate possible situations of exception to the application to this Code
e)   To interpret the correct sense and scope of the principles
f)   Must  use the  support  of the  units of  internal  Audit,  responsible  of guarding over the fulfillment of the code of ethics in Credicorp

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2003

CREDICORP LTD.

By:	/S/ Ray Campos
Ray Campos Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.